Exhibit 99.1

Baosheng Media Group Holdings Limited to Receive US$10 Million Investment

Beijing, China, March 18, 2021 (GLOBE NEWSWIRE) -- Baosheng Media Group Holdings Limited (the “Company”) (Nasdaq: BAOS), a China-based online marketing solution provider, today announced the Company has entered into a securities purchase agreement (the “Securities Purchase Agreement”) with two investors, including a wholly-owned subsidiary of Ebang International Holdings Inc. (Nasdaq: EBON) (“Ebang International”) for an investment of US$10 million.

Pursuant to the Securities Purchase Agreement, the Company has agreed to issue an aggregate of 1,960,784 units to the investors, with each unit consisting of one ordinary share of the Company, par value $0.0005 per share (the “Ordinary Shares”) and a warrant to purchase one half of one Ordinary Share at an exercise price of $5.61.

The Company intends to use the net proceeds it receives from the investment for blockchain-based marketing activities and cryptocurrency associated business.

The Company plans to accept Bitcoin and other cryptocurrencies as the transaction approach for future advertising business, participate in the settlement and clearing process of cryptocurrencies, invest and explore opportunities in cryptocurrencies and other areas of the digital economy, implement the application of blockchain technology in the field of digital marketing, and create a potential real-time blockchain-based advertising exchange or trading platform.

Ms. Wenxiu Zhong, Chairwoman and CEO of the Company, commented, “We are excited about Ebang International’s investment in our business, Ebang International has extensive industry experience in the blockchain field. As a prominent blockchain company, Ebang International has strong technologies and market competitiveness in the fields of data communication, cryptocurrencies, and ASIC chip designing. It can provide us with blockchain technology support to apply blockchain in digital marketing. We expect to have comprehensive and in-depth cooperation with Ebang International in the future.”

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads of various forms such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, visit the company’s website at http://ir.bsacme.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com